NEWS RELEASE

Pan American Silver announces the sale of La Arena for US$245 million cash upfront and US$50 million contingent payment
•retains a 1.5% gold net smelter return royalty for the La Arena II project
Vancouver, B.C. - May 1, 2024 - Pan American Silver Corp. (NYSE: PAAS) (TSX: PAAS) ("Pan American") announces that it has agreed to sell its 100% interest in La Arena S.A. ("La Arena"), which owns the La Arena gold mine as well as the La Arena II project in Peru, to Jinteng (Singapore) Mining Pte. Ltd., a subsidiary of Zijin Mining Group Co., Ltd. (collectively, "Zijin") for US$245 million cash upfront and a US$50 million contingent payment.
"With the sale of La Arena, we continue to deliver on our strategy to optimize our portfolio, following the Yamana transaction, while maintaining future upside through the retention of royalties," said Michael Steinmann, President and Chief Executive Officer of Pan American. "Proceeds from the transaction will further strengthen our financial position and allow us to deliver on our capital allocation priorities of investing in high-quality assets, debt reduction and returning capital to our shareholders."
Under the terms of the agreement, at closing Zijin will pay US$245 million in cash and will grant Pan American a life-of-mine gold net smelter return royalty of 1.5% for the La Arena II project. Upon commencement of commercial production from the La Arena II project, the agreement provides for an additional contingent payment from Zijin of US$50 million in cash. The closing of the transaction is subject to customary conditions and receipt of regulatory approvals. Pan American expects the transaction to be completed in the third quarter of 2024.
The La Arena property is located in the La Libertad province of Peru and is comprised of the La Arena gold mine and the La Arena II project. Since acquiring the mine from Tahoe Resources Inc. in 2019, Pan American has successfully added 535,521 ounces of gold through exploration, and extended the mine life from 2021 to 2026, with the potential for further extension.
About Pan American Silver
Pan American Silver is a leading producer of silver and gold in the Americas, operating mines in Canada, Mexico, Peru, Brazil, Bolivia, Chile and Argentina. We also own the Escobal mine in Guatemala that is currently not operating, and we hold interests in exploration and development projects. We have been operating in the Americas for three decades, earning an industry-leading reputation for sustainability performance, operational excellence and prudent financial management. We are headquartered in Vancouver, B.C. and our shares trade on the New York Stock Exchange and the Toronto Stock Exchange under the symbol "PAAS".
Learn more at panamericansilver.com
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For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com
Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: the receipt of regulatory approvals and successful completion of the proposed sale of La Arena , as well as the anticipated terms and timing for the completion thereof; the anticipated use of proceeds, including investing in high-quality assets and providing returns to our shareholders; the anticipated benefits from the completion of the sale of La Arena; the anticipated commencement of production from the La Arena II project; and the impact of such transaction on Pan American’s future financial or operational performance.

PAN AMERICAN SILVER CORP.	1

NEWS RELEASE

These forward-looking statements and information reflect Pan American’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by Pan American, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: the ability to satisfy the closing conditions and receive regulatory approval to complete the sale of La Arena; the impact of inflation and disruptions to the global, regional and local supply chains; tonnage of ore to be mined and processed; future anticipated prices for gold, silver and other metals and assumed foreign exchange rates; the timing and impact of planned capital expenditure projects, including anticipated sustaining, project, and exploration expenditures; ore grades and recoveries; capital, decommissioning and reclamation estimates; our mineral reserve and mineral resource estimates and the assumptions upon which they are based; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions at any of our operations; no unplanned delays or interruptions in scheduled production; all necessary permits, licenses and regulatory approvals for our operations are received in a timely manner; our ability to secure and maintain title and ownership to mineral properties and the surface rights necessary for our operations; whether Pan American is able to maintain a strong financial condition and have sufficient capital, or have access to capital through our corporate sustainability-linked credit facility or otherwise, to sustain our business and operations; and our ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.
Pan American cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and Pan American has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the duration and effect of local and world-wide inflationary pressures and the potential for economic recessions; fluctuations in silver, gold and base metal prices; fluctuations in prices for energy inputs, labour, materials, supplies and services (including transportation); fluctuations in currency markets (such as the PEN, MXN, ARS, BOB, GTQ, CAD, CLP and BRL versus the USD); operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom Pan American does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; our ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; changes in laws, regulations and government practices in the jurisdictions where we operate, including environmental, export and import laws and regulations; changes in national and local government, legislation, taxation, controls or regulations and political, legal or economic developments in Canada, the United States, Mexico, Peru, Argentina, Bolivia, Guatemala, Chile, Brazil or other countries where Pan American may carry on business, including legal restrictions relating to mining, risks relating to expropriation and risks relating to the constitutional court-mandated ILO 169 consultation process in Guatemala; diminishing quantities or grades of mineral reserves as properties are mined; increased competition in the mining industry for equipment and qualified personnel; those factors identified under the caption "Risks Related to Pan American's Business" in Pan American's most recent form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively. Although Pan American has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against undue reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand management's current views of our near- and longer term prospects and may not be appropriate for other purposes. Pan American does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.

PAN AMERICAN SILVER CORP.	2